Exhibit 99.02

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited the accompanying consolidated balance sheets of NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries (the Partnership) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, partners’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NuStar Energy L.P. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), NuStar Energy L.P. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of the Partnership’s internal control over financial reporting.
/s/ KPMG LLP
San Antonio, Texas
February 28, 2012

Report of Independent Registered Public Accounting Firm
The Board of Directors of NuStar GP, LLC
and Unitholders of NuStar Energy L.P.:
We have audited NuStar Energy L.P. (a Delaware limited partnership) and subsidiaries’ (the Partnership’s) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, NuStar Energy L.P. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, partners’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG LLP
San Antonio, Texas
February 28, 2012

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Thousands of Dollars, Except Unit Data)

	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$17,497	$181,121
Accounts receivable, net of allowance for doubtful accounts of $2,147 and $1,457 as of December 31, 2011 and 2010, respectively	547,808	302,053
Inventories	587,785	413,537
Income tax receivable	4,148	—
Other current assets	43,685	42,796
Total current assets	1,200,923	939,507
Property, plant and equipment, at cost	4,413,305	4,021,319
Accumulated depreciation and amortization	(982,837)	(833,862)
Property, plant and equipment, net	3,430,468	3,187,457
Intangible assets, net	38,923	43,033
Goodwill	846,717	813,270
Investment in joint venture	66,687	69,603
Deferred income tax asset	9,141	8,138
Other long-term assets, net	288,331	325,385
Total assets	$5,881,190	$5,386,393
Liabilities and Partners’ Equity
Current liabilities:
Current portion of long-term debt	$364,959	$832
Accounts payable	454,326	282,382
Payable to related party	6,735	10,345
Accrued interest payable	29,833	29,706
Accrued liabilities	71,270	57,953
Taxes other than income tax	13,455	10,718
Income tax payable	3,222	1,293
Total current liabilities	943,800	393,229
Long-term debt, less current portion	1,928,071	2,136,248
Long-term payable to related party	14,502	10,088
Deferred income tax liability	35,437	29,565
Other long-term liabilities	95,045	114,563
Commitments and contingencies (Note 13)
Partners’ equity:
Limited partners (70,756,078 and 64,610,549 common units outstanding as of December 31, 2011 and 2010, respectively)	2,817,069	2,598,873
General partner	62,539	57,327
Accumulated other comprehensive (loss) income	(27,407)	46,500
Total NuStar Energy L.P. partners' equity	2,852,201	2,702,700
Noncontrolling interest	12,134	—
Total partners’ equity	2,864,335	2,702,700
Total liabilities and partners’ equity	$5,881,190	$5,386,393
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Thousands of Dollars, Except Unit and Per Unit Data)

	Year Ended December 31,
	2011	2010	2009
Revenues:
Services revenues:
Third parties	$824,899	$791,314	$745,349
Related party	1,039	—	—
Total service revenues	825,938	791,314	745,349
Product sales	5,749,317	3,611,747	3,110,522
Total revenues	6,575,255	4,403,061	3,855,871
Costs and expenses:
Cost of product sales	5,460,520	3,350,429	2,883,187
Operating expenses:
Third parties	378,843	348,398	334,065
Related party	150,159	137,634	124,827
Total operating expenses	529,002	486,032	458,892
General and administrative expenses:
Third parties	36,830	38,687	35,855
Related party	66,623	71,554	58,878
Total general and administrative expenses	103,453	110,241	94,733
Depreciation and amortization expense	168,286	153,802	145,743
Total costs and expenses	6,261,261	4,100,504	3,582,555
Operating income	313,994	302,557	273,316
Equity in earnings of joint venture	11,458	10,500	9,615
Interest expense, net	(83,681)	(78,280)	(79,384)
Other (expense) income, net	(3,291)	15,934	31,859
Income before income tax expense	238,480	250,711	235,406
Income tax expense	16,879	11,741	10,531
Net income	221,601	238,970	224,875
Less net income attributable to noncontrolling interest	140	—	—
Net income attributable to NuStar Energy L.P.	$221,461	$238,970	$224,875
Net income per unit applicable to limited partners (Note 20)	$2.78	$3.19	$3.47
Weighted-average limited partner units outstanding	65,018,301	62,946,987	55,232,467
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Thousands of Dollars)

	Year Ended December 31,
	2011	2010	2009
Net income	$221,601	$238,970	$224,875

Other comprehensive income:
Foreign currency translation adjustment, net of income tax expense of $458, $516 and $614	(18,431)	3,450	22,316
Net unrealized (loss) gain on cash flow hedges	(53,452)	33,560	(240)
Net (gain) loss reclassified into income on cash flow hedges	(5,030)	1,680	—
Total other comprehensive (loss) income	(76,913)	38,690	22,076

Comprehensive income	144,688	277,660	246,951
Less comprehensive loss attributable to noncontrolling interest	(2,866)	—	—
Comprehensive income attributable to NuStar Energy L.P.	$147,554	$277,660	$246,951
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands of Dollars)

	Year Ended December 31,
	2011	2010	2009
Cash Flows from Operating Activities:
Net income	$221,601	$238,970	$224,875
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	168,286	153,802	145,743
Amortization of debt related items	(12,392)	(7,767)	(7,122)
Gain on sale or disposition of assets, including insurance recoveries	(262)	(12,990)	(30,704)
Deferred income tax expense (benefit)	4,351	(1,733)	(2,037)
Equity in earnings of joint venture	(11,458)	(10,500)	(9,615)
Distributions of equity in earnings of joint venture	14,374	9,625	9,700
Changes in current assets and current liabilities (Note 21)	(265,453)	(6,867)	(142,898)
Other, net	(24,579)	(40)	(7,360)
Net cash provided by operating activities	94,468	362,500	180,582
Cash Flows from Investing Activities:
Reliability capital expenditures	(41,349)	(50,562)	(44,951)
Strategic capital expenditures	(294,311)	(219,268)	(163,605)
Acquisitions	(100,690)	(43,026)	—
Investment in other long-term assets	(8,990)	(3,469)	(211)
Proceeds from sale or disposition of assets	2,086	2,610	29,680
Proceeds from insurance recoveries	—	13,500	11,382
Net cash used in investing activities	(443,254)	(300,215)	(167,705)
Cash Flows from Financing Activities:
Proceeds from long-term debt borrowings	915,749	899,365	1,159,436
Proceeds from short-term debt borrowings	33,800	177,041	448,752
Proceeds from senior note offering, net of issuance costs	—	445,431	—
Long-term debt repayments	(768,150)	(1,204,313)	(1,190,247)
Short-term debt repayments	(33,800)	(197,041)	(450,872)
Proceeds from issuance of common units, net of issuance costs	317,285	240,148	288,761
Contributions from general partner	6,708	5,078	6,155
Distributions to unitholders and general partner	(322,046)	(305,154)	(263,896)
Proceeds from termination of interest rate swaps	33,433	—	—
Other, net	3,742	(4,289)	(761)
Net cash provided by (used in) financing activities	186,721	56,266	(2,672)
Effect of foreign exchange rate changes on cash	(1,559)	564	6,426
Net (decrease) increase in cash and cash equivalents	(163,624)	119,115	16,631
Cash and cash equivalents as of the beginning of the period	181,121	62,006	45,375
Cash and cash equivalents as of the end of the period	$17,497	$181,121	$62,006
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
Years Ended December 31, 2011, 2010 and 2009
(Thousands of Dollars, Except Unit Data)

	Limited Partners		General Partner	Accumulated Other Comprehensive Income (Loss)	Total NuStar Energy L.P. Partners' Equity	Noncontrolling Interest	Total Partners' Equity
	Units	Amount
Balance as of January 1, 2009	54,460,549	$2,173,462	$47,801	$(14,266)	$2,206,997	$—	$2,206,997
Net income	—	192,239	32,636	—	224,875	—	224,875
Other comprehensive income	—	—	—	22,076	22,076	—	22,076
Cash distributions to partners	—	(230,773)	(33,123)	—	(263,896)	—	(263,896)
Issuance of common units, including contribution from general partner	5,750,000	288,761	6,155	—	294,916	—	294,916
Balance as of December 31, 2009	60,210,549	2,423,689	53,469	7,810	2,484,968	—	2,484,968
Net income	—	201,553	37,417	—	238,970	—	238,970
Other comprehensive income	—	—	—	38,690	38,690	—	38,690
Cash distributions to partners	—	(266,517)	(38,637)	—	(305,154)	—	(305,154)
Issuance of common units, including contribution from general partner	4,400,000	240,148	5,078	—	245,226	—	245,226
Balance as of December 31, 2010	64,610,549	2,598,873	57,327	46,500	2,702,700	—	2,702,700
Acquisition	—	—	—	—	—	15,000	15,000
Net income	—	181,439	40,022	—	221,461	140	221,601
Other comprehensive loss	—	—	—	(73,907)	(73,907)	(3,006)	(76,913)
Cash distributions to partners	—	(280,528)	(41,518)	—	(322,046)	—	(322,046)
Issuance of common units, including contribution from general partner	6,145,529	317,285	6,708	—	323,993	—	323,993
Balance as of December 31, 2011	70,756,078	$2,817,069	$62,539	$(27,407)	$2,852,201	$12,134	$2,864,335
See Notes to Consolidated Financial Statements.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2011, 2010 and 2009

1. ORGANIZATION AND OPERATIONS
Organization
NuStar Energy L.P. (NuStar Energy) (NYSE: NS) is engaged in the terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia, and petroleum refining and marketing. Unless otherwise indicated, the terms “NuStar Energy L.P.,” “the Partnership,” “we,” “our” and “us” are used in this report to refer to NuStar Energy L.P., to one or more of our consolidated subsidiaries or to all of them taken as a whole. NuStar GP Holdings, LLC (NuStar GP Holdings) (NYSE: NSH) owns our general partner, Riverwalk Logistics, L.P., and owns a 16.3% total interest in us as of December 31, 2011.
Operations
We conduct our operations through our subsidiaries, primarily NuStar Logistics, L.P. (NuStar Logistics) and NuStar Pipeline Operating Partnership L.P. (NuPOP). We have three business segments: storage, transportation, and asphalt and fuels marketing.
Storage. We own terminal and storage facilities in the United States, Canada, Mexico, the Netherlands, including St. Eustatius in the Caribbean, the United Kingdom and Turkey providing approximately 84.6 million barrels of storage capacity. Our terminals provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids, including crude oil and other feedstocks.
Transportation. We own common carrier refined product pipelines in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 5,480 miles, consisting of the Central West System, the East Pipeline and the North Pipeline. The East and North Pipelines also include 21 terminals providing storage capacity of 4.5 million barrels, and the East Pipeline includes two tank farms providing storage capacity of 1.2 million barrels. In addition, we own a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska. We also own 940 miles of crude oil pipelines in Texas, Oklahoma, Kansas, Colorado and Illinois, as well as associated crude oil storage facilities providing storage capacity of 1.9 million barrels in Texas and Oklahoma that are located along the crude oil pipelines. We charge tariffs on a per barrel basis for transporting refined products, crude oil and other feedstocks in our refined product and crude oil pipelines and on a per ton basis for transporting anhydrous ammonia in our ammonia pipeline.
Asphalt and Fuels Marketing. Our asphalt and fuels marketing segment includes our refining operations and fuels marketing operations. We refine crude oil to produce asphalt and other refined products from our asphalt operations. Our two asphalt refineries have a combined throughput capacity of 104,000 barrels per day, and the related terminal facilities provide storage capacity of 5.0 million barrels. This segment also includes a fuels refinery in San Antonio, Texas with throughput capacity of 14,500 barrel per day. Additionally, as part of our fuels marketing operations, we purchase crude oil, gasoline and other refined petroleum products for resale. The activities of the asphalt and fuels marketing segment expose us to the risk of fluctuations in commodity prices, which has a direct impact on the results of operations for the asphalt and fuels marketing segment. We enter into derivative contracts to attempt to mitigate the effect of commodity price fluctuations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation
The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries. Noncontrolling interests are separately disclosed on the financial statements. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain pipelines and terminals in which we own an undivided interest are proportionately consolidated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Management may revise estimates due to changes in facts and circumstances.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Cash and Cash Equivalents
Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.
Accounts Receivable
Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer’s credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management’s estimate of collectability at the time of their review.
Inventories
Inventories consist of crude oil, refined petroleum products, and material and supplies. Inventories, except those associated with a qualifying fair value hedge, are valued at the lower of cost or market. Cost is determined using the weighted-average cost method. Our inventory, other than materials and supplies, consists of one end-product category, petroleum products, which we include in the asphalt and fuels marketing segment. Accordingly, we determine lower of cost or market adjustments on an aggregate basis. Inventories associated with qualifying fair value hedges are valued at current market prices. Materials and supplies are valued at the lower of average cost or market.
Property, Plant and Equipment
We record additions to property, plant and equipment, including reliability and strategic capital expenditures, at cost.
Reliability capital expenditures are capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Strategic capital expenditures are capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition, along with certain capital expenditures related to support functions. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.
Depreciation of property, plant and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in “Other (expense) income, net” in the consolidated statements of income. When property or equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized in the year retired.
Goodwill and Intangible Assets
Goodwill acquired in a business combination is not amortized and is assessed for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use October 1 as our annual valuation date for our impairment assessment. In 2011, we adopted amended guidance that provides an option to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. We assessed the totality of events and circumstances as of October 1, 2011 and determined that a quantitative goodwill impairment test was not necessary, and no goodwill impairment had occurred. We performed a quantitative goodwill impairment tests as of October 1, 2010 and 2009, and determined that no impairment had occurred.
Intangible assets are recorded at cost and are assets that lack physical substance (excluding financial assets). Our intangible assets are amortized on a straight-line basis over five to 47 years.
Investment in Joint Venture
We account for our investment in the joint venture using the equity method of accounting.
ST Linden Terminals, LLC. The 44-acre facility provides deep-water terminalling capabilities at New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. As part of our acquisition of Kaneb Services LLC (KSL) and Kaneb Pipe Line Partners, L.P. (KPP, and, together with KSL, Kaneb) on July 1, 2005 (the Kaneb Acquisition), we acquired an investment in ST Linden Terminals, LLC (Linden). Linden is owned 50% by the Partnership and 50% by NIC Holding Corp. In connection with the Kaneb Acquisition, we recorded our investment in Linden at fair value, which exceeded our 50% share of its members’ equity. This excess totaled $43.3 million and $43.6 million as of December 31, 2011 and 2010, respectively, a portion of which is being amortized into expense over the average life of the assets held by Linden, or 25 years. The remaining balance not amortized represents goodwill of Linden.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Other Long-Term Assets
“Other long-term assets, net” primarily include the following:

•
funds deposited with a trustee related to revenue bonds issued by the Parish of St. James associated with our St. James terminal expansion (see Note 11. Debt for additional information on the Gulf Opportunity Zone Revenue Bonds);

•	asphalt tank heel inventory and ammonia pipeline linefill;

•	the fair value of our interest rate swap agreements;

•	deferred financing costs amortized over the life of the related debt obligation using the effective interest method;

•
deferred costs resulting from major maintenance activities, such as turnarounds at our refineries and dry-docking of marine vessels, which are amortized over the period of time estimated to lapse until the next major maintenance activity; and

•	deferred costs incurred in connection with acquiring a customer contract, which is amortized over the life of the contract.
Impairment of Long-Lived Assets
We review long-lived assets, including property, plant and equipment and investment in joint venture, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We perform the evaluation of recoverability using undiscounted estimated net cash flows generated by the related asset. If we deem an asset to be impaired, we determine the amount of impairment as the amount by which the net carrying value exceeds its fair value. We believe that the carrying amounts of our long-lived assets as of December 31, 2011 are recoverable.
Taxes Other than Income Taxes
Taxes other than income taxes include liabilities for ad valorem taxes, franchise taxes, sales and use taxes, excise fees and taxes and value added taxes.
Income Taxes
We are a limited partnership and generally are not subject to federal or state income taxes. Accordingly, our taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, is generally included in the federal and state income tax returns of our partners. For transfers of publicly held units subsequent to our initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code to adjust the common unit purchaser’s tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder’s purchase price for the common units.
We conduct certain of our operations through taxable wholly owned corporate subsidiaries. We account for income taxes related to our taxable subsidiaries using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We measure deferred taxes using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.
We recognize a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. We record uncertain tax positions in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. We had no unrecognized tax benefits as of December 31, 2011 and 2010.

NuStar Energy or certain of its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. For U.S. federal and state purposes, tax years subject to examination are 2008 through 2011 and for our major non-U.S. jurisdictions, tax years subject to examination are 2008 through 2011, both according to standard statute of limitations. NuStar has waived the statute of limitations for limited items for the tax years 2006 and 2007 as a result of an ongoing income tax audit in Canada.
Asset Retirement Obligations
We record a liability for asset retirement obligations, at the fair value of the estimated costs to retire a tangible long-lived asset at the time we incur that liability, which is generally when the asset is purchased, constructed or leased, when we have a legal obligation to incur costs to retire the asset and when a reasonable estimate of the fair value of the obligation can be made. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the costs of performing the retirement activities and record a liability for the fair value of these costs.
We also have legal obligations in the form of leases and right-of-way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right-of-way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. We have recorded a liability of approximately $0.6 million as of December 31, 2011 and 2010, which is included in “Other long-term liabilities” in the consolidated balance sheets, for conditional asset retirement obligations related to the retirement of terminal assets with lease and right-of-way agreements.
Environmental Remediation Costs
Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. These environmental obligations are based on estimates of probable undiscounted future costs over a 20-year time period using currently available technology and applying current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.
Product Imbalances
We incur product imbalances as a result of variances in pipeline meter readings and volume fluctuations within the East Pipeline system due to pressure and temperature changes. We use quoted market prices as of the reporting date to value our assets and liabilities related to product imbalances. Product imbalance liabilities are included in “Accrued liabilities” and product imbalance assets are included in “Other current assets” in the consolidated balance sheets.
Revenue Recognition
Revenues for the storage segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage lease revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals and tanks (throughput revenues). Our terminals also provide blending, handling and filtering services. Our facilities at Point Tupper and St. Eustatius also charge fees to provide ancillary services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. Storage lease revenues are recognized when services are provided to the customer. Throughput revenues are recognized as refined products are received in or delivered out of our terminal and as crude oil and certain other refinery feedstocks are received by the related refinery. Revenues for ancillary services are recognized as those services are provided.

Revenues for the transportation segment are derived from interstate and intrastate pipeline transportation of refined product, crude oil and anhydrous ammonia. Transportation revenues (based on pipeline tariffs) are recognized as the refined product, crude oil or anhydrous ammonia is delivered out of the pipelines.
Revenues from the sale of asphalt and other petroleum products, which are included in our asphalt and fuels marketing segment, are recognized when product is delivered to the customer and title and risk pass to the customer. Additionally, the revenues of our asphalt and fuels marketing segment include the mark-to-market impact of certain derivative instruments that are part of our limited trading program.
We collect taxes on certain revenue transactions to be remitted to governmental authorities, which may include sales, use, value added and some excise taxes. These taxes are not included in revenue.
Income Allocation
Our net income for each quarterly reporting period is first allocated to the general partner in an amount equal to the general partner’s incentive distribution calculated based upon the declared distribution for the respective reporting period. We allocate the remaining net income among the limited and general partners in accordance with their respective 98% and 2% interests.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Net Income per Unit Applicable to Limited Partners
We have identified the general partner interest and incentive distribution rights (IDR) as participating securities and use the two-class method when calculating the net income per unit applicable to limited partners, which is based on the weighted-average number of common units outstanding during the period. Basic and diluted net income per unit applicable to limited partners are the same as we have no potentially dilutive securities outstanding.
Comprehensive Income
Comprehensive income consists of net income and other gains and losses affecting partners’ equity that are excluded from net income, such as foreign currency translation adjustments and mark-to-market adjustments on derivative instruments designated and qualifying as cash flow hedges.
Derivative Financial Instruments
We formally document all relationships between hedging instruments and hedged items. This process includes identification of the hedging instrument and the hedged transaction, the nature of the risk being hedged and how the hedging instrument’s effectiveness will be assessed. To qualify for hedge accounting, at inception of the hedge we assess whether the derivative instruments that are used in our hedging transactions are expected to be highly effective in offsetting changes in cash flows or the fair value of the hedged items. Throughout the designated hedge period and at least quarterly, we assess whether the derivative instruments are highly effective and continue to qualify for hedge accounting. To assess the effectiveness of the hedging relationship both prospectively and retrospectively, we use regression analysis to calculate the correlation of the changes in the fair values of the derivative instrument and related hedged item.
We record commodity derivative instruments in the consolidated balance sheets at fair value. We recognize mark-to-market adjustments for derivative instruments designated and qualifying as fair value hedges (Fair Value Hedges) and the related change in the fair value of the associated hedged physical inventory or firm commitment within “Cost of product sales.” For derivative instruments designated and qualifying as cash flow hedges (Cash Flow Hedges), we record the effective portion of mark-to-market adjustments as a component of “Accumulated other comprehensive income” (AOCI) until the underlying hedged forecasted transactions occur and are recognized in income. Any hedge ineffectiveness is recognized immediately in “Cost of product sales.” Once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Cost of product sales.” For derivative instruments that do not qualify for hedge accounting (Economic Hedges and Other Derivatives), we record the mark-to-market adjustments in “Cost of product sales” or “Operating expenses.”
We are a party to certain interest rate swap agreements for the purpose of hedging the interest rate risk associated with a portion of our fixed-rate senior notes. Under the terms of our fixed-to-floating interest rate swap agreements, we will receive a fixed rate and pay a variable rate that varies with each agreement. We account for the fixed-to-floating interest rate swaps as fair value hedges and recognize the fair value of each interest rate swap in the consolidated balance sheets. Except for one interest rate swap agreement we entered into and terminated in 2011, the interest rate swap agreements qualify for the shortcut method of accounting. As a result, changes in the fair value of the swaps completely offset the changes in the fair value of the underlying hedged debt.

We are also a party to forward-starting interest rate swap agreements related to forecasted probable debt issuances. Under the terms of these swaps, we will pay a fixed rate and receive a rate based on three month USD LIBOR. We entered into the swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. We account for the forward-starting interest rate swaps as cash flow hedges, and we recognize the fair value of each interest rate swap in the consolidated balance sheets. We record the effective portion of mark-to-market adjustments as a component of AOCI, and any hedge ineffectiveness is recognized immediately in “Interest expense, net.” The amount accumulated in AOCI will be amortized into “Interest expense, net” over the term of the forecasted debt.
We classify cash flows associated with our derivative instruments as operating cash flows in the consolidated statements of cash flows.
From time to time, we also enter into derivative commodity instruments based on our analysis of market conditions in order to attempt to profit from market fluctuations. These derivative instruments are financial positions entered into without underlying physical inventory and are not considered hedges. We record these derivatives in the consolidated balance sheets as assets or liabilities at fair value with mark-to-market adjustments recorded in “Product sales.”
See Note 15. Derivatives and Risk Management Activities for additional information regarding our derivative financial instruments.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Operating Leases
We recognize rent expense on a straight-line basis over the lease term, including the impact of both scheduled rent increases and free or reduced rents (commonly referred to as “rent holidays”).
Unit-based Compensation
NuStar GP, LLC, a wholly owned subsidiary of NuStar GP Holdings, has adopted various long-term incentive plans, which provide the Compensation Committee of the Board of Directors of NuStar GP, LLC with the right to grant employees and directors of NuStar GP, LLC providing services to NuStar Energy the right to receive NS common units. NuStar GP, LLC accounts for awards of NS common unit options, restricted units and performance awards at fair value as a derivative, whereby a liability for the award is recorded at inception. Subsequent changes in the fair value of the award are included in the determination of net income. NuStar GP, LLC determines the fair value of NS unit options using the Black-Scholes model at each reporting date. NuStar GP, LLC determines the fair value of NS restricted units and performance awards using the market price of NS common units at each reporting date. However, performance awards are earned only upon NuStar Energy’s achievement of an objective performance measure. NuStar GP, LLC records compensation expense each reporting period such that the cumulative compensation expense recognized equals the current fair value of the percentage of the award that has vested. NuStar GP, LLC records compensation expense related to NS unit options until such options are exercised, and compensation expense related to NS restricted units until the date of vesting.
NuStar GP Holdings has adopted a long-term incentive plan that provides the Compensation Committee of the Board of Directors of NuStar GP Holdings with the right to grant employees, consultants and directors of NuStar GP Holdings and its affiliates, including NuStar GP, LLC, rights to receive NSH common units. NuStar GP Holdings accounts for awards of NSH restricted units and unit options granted to its directors or employees of NuStar GP, LLC at fair value. The fair value of NSH unit options is determined using the Black-Scholes model at the grant date, and the fair value of the NSH restricted unit equals the market price of NSH common units at the grant date. NuStar GP Holdings recognizes compensation expense for NSH restricted units and unit options ratably over the vesting period based on the fair value of the units at the grant date.

Under these long-term incentive plans, certain awards provide that employees vest in the award when they retire or will continue to vest in the award after retirement over the nominal vesting period established in the award. Compensation expense is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the nominal vesting period.

We reimburse NuStar GP, LLC for the expenses resulting from NS and NSH awards to employees and directors of NuStar GP, LLC. We include such compensation expense in “General and administrative expenses” on the consolidated statements of income. We do not reimburse NuStar GP, LLC for the expense resulting from NSH awards to non-employee directors of NuStar GP Holdings.
Margin Deposits
Margin deposits relate to our exchange-traded derivative contracts and generally vary based on changes in the value of the contracts. Margin deposits are included in “Other current assets” in the consolidated balance sheets.
Foreign Currency Translation
The functional currencies of our foreign subsidiaries are the local currency of the country in which the subsidiary is located, except for our subsidiaries located in St. Eustatius in the Caribbean (formerly the Netherlands Antilles), whose functional currency is the U.S. dollar. The assets and liabilities of our foreign subsidiaries with local functional currencies are translated to U.S. dollars at period-end exchange rates, and income and expense items are translated to U.S. dollars at weighted-average exchange rates in effect during the period. These translation adjustments are included in “Accumulated other comprehensive income” in the equity section of the consolidated balance sheets. Gains and losses on foreign currency transactions are included in “Other (expense) income, net” in the consolidated statements of income.
Reclassifications
Certain previously reported amounts in the 2010 and 2009 notes to the consolidated financial statements have been reclassified to conform to the 2011 presentation.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3. NEW ACCOUNTING PRONOUNCEMENTS
Balance Sheet Offsetting
In December 2011, the Financial Accounting Standards Board (FASB) amended the disclosure requirements about offsetting assets and liabilities. The amended guidance requires new disclosures to enable users of financial statements to reconcile differences in the offsetting requirements under U.S. GAAP and International Financial Reporting Standards. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet as well as instruments and transactions subject to an agreement similar to a master netting arrangement. The amended guidance is effective for annual and interim reporting periods beginning on or after
January 1, 2013. Accordingly, we will adopt the amended guidance January 1, 2013, and we do not expect it to have a material impact on our disclosures.
Goodwill Impairment
In September 2011, the FASB amended the goodwill impairment guidance to simplify testing goodwill for impairment. The amended guidance provides entities with an option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under that option, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on that qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, and early adoption is permitted. We adopted this amended guidance for the 2011 annual goodwill impairment assessment, and it had no impact on our financial position or results of operations.
Other Comprehensive Income
In June 2011, the FASB amended the disclosure requirements for the presentation of comprehensive income. The amended requirements eliminate the option to present components of other comprehensive income (OCI) as part of the statement of changes in equity. Under the amended requirements, all changes in OCI are to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The changes are effective for fiscal years and interim periods beginning after December 15, 2011, and retrospective application is required. Early adoption is permitted, so we adopted these provisions as of December 31, 2011. These amendments only affected financial statement presentation and did not impact our financial position or results of operations.
Fair Value Measurements
In May 2011, the FASB issued amended guidance and disclosure requirements for fair value measurements. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between United States generally accepted accounting principles and International Financial Reporting Standards. These changes are effective for interim and annual periods beginning on or after December 15, 2011, and early adoption is not permitted. Accordingly, we adopted these provisions January 1, 2012, and we do not expect the amended guidance to have a material impact on our financial position, results of operations or disclosures.

4. ACQUISITIONS AND DISPOSITIONS
San Antonio Refinery
On April 19, 2011, we purchased certain refining and storage assets, inventory and other working capital items from AGE
Refining, Inc. for $62.0 million, including the assumption of certain environmental liabilities. The assets consist of a 14,500 barrel per day refinery in San Antonio, Texas and 0.4 million barrels of aggregate storage capacity (the San Antonio Refinery Acquisition). The San Antonio Refinery Acquisition was accounted for using the acquisition method. The purchase price has been preliminarily allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition, pending completion of an independent appraisal and other evaluations. The consolidated statements of income include the results of operations for the San Antonio Refinery Acquisition commencing on April 19, 2011.
Turkey Acquisition
On February 9, 2011, we acquired 75% of the outstanding capital of a Turkish company, which owns two terminals in Mersin, Turkey, with an aggregate 1.3 million barrels of storage capacity, for approximately $57.0 million (the Turkey Acquisition). Both terminals are connected via pipelines to an offshore platform located approximately three miles off the Mediterranean Sea coast. The Turkey Acquisition was accounted for using the acquisition method. The purchase price has been allocated based on the estimated fair values of the individual assets acquired, liabilities assumed and noncontrolling interest at the date of acquisition. The purchase price allocation is pending completion of an independent appraisal and other evaluations as of December 31, 2011. The consolidated statements of income include the results of operations for the Turkey Acquisition commencing on February 9, 2011, with 25% accounted for as a noncontrolling interest.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Asphalt Holdings, Inc.
On May 21, 2010, we acquired the capital stock of Asphalt Holdings, Inc. for $53.3 million, including liabilities assumed (Asphalt Holdings Acquisition). The acquisition includes three storage terminals with an aggregate storage capacity of approximately 1.8 million barrels located in Alabama along the Mobile River. The consolidated statements of income include the results of operations for the Asphalt Holdings Acquisition commencing on May 21, 2010.
Sale of Ardmore-Wynnewood and Trans-Texas Pipelines
On June 15, 2009, we sold the Ardmore-Wynnewood pipeline in Oklahoma and the Trans-Texas pipeline. We received proceeds of $29.0 million and recognized a gain of $21.4 million in “Other (expense) income, net” in the consolidated statements of income in 2009.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS
The changes in the allowance for doubtful accounts consisted of the following:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Balance as of beginning of year	$1,457	$1,351	$1,174
Increase in allowance	934	506	613
Accounts charged against the allowance, net of recoveries	(243)	(396)	(453)
Foreign currency translation	(1)	(4)	17
Balance as of end of year	$2,147	$1,457	$1,351

6. INVENTORIES
Inventories consisted of the following:

	December 31,
	2011	2010
	(Thousands of Dollars)
Crude oil	$157,297	$122,945
Finished products	421,288	281,197
Materials and supplies	9,200	9,395
Total	$587,785	$413,537
Our finished products consist of asphalt, intermediates, gasoline, distillates and other petroleum products. Materials and supplies mainly consist of blending and additive chemicals and maintenance materials used in our transportation and storage segments.

7. OTHER CURRENT ASSETS
Other current assets consisted of the following:

	December 31,
	2011	2010
	(Thousands of Dollars)
Prepaid expenses	$16,555	$20,255
Derivative assets	12,112	—
Product advances	11,137	2,738
Product imbalances	2,117	991
Margin deposits	1,083	17,787
Other	681	1,025
Other current assets	$43,685	$42,796

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

8. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost, consisted of the following:

	Estimated Useful Lives			December 31,
				2011	2010
	(Years)			(Thousands of Dollars)
Land		—		$134,900	$123,805
Land and leasehold improvements	10	-	35	108,508	105,055
Buildings	15	-	40	66,792	64,528
Pipelines, storage and terminals	20	-	35	3,298,188	3,044,538
Refining equipment	20	-	35	512,466	447,848
Rights-of-way	20	-	40	107,104	101,538
Construction in progress		—		185,347	134,007
Total				4,413,305	4,021,319
Less accumulated depreciation and amortization				(982,837)	(833,862)
Property, plant and equipment, net				$3,430,468	$3,187,457
Capitalized interest costs added to property, plant and equipment totaled $5.4 million, $3.7 million and $1.7 million for the years ended December 31, 2011, 2010 and 2009, respectively. Depreciation and amortization expense for property, plant and equipment totaled $157.2 million, $144.2 million and $136.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.

9. INTANGIBLE ASSETS
Intangible assets consisted of the following:

	December 31, 2011		December 31, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
	(Thousands of Dollars)
Customer relationships	$81,025	$(44,068)	$76,910	$(35,983)
Other	2,809	(843)	2,809	(703)
Total	$83,834	$(44,911)	$79,719	$(36,686)
All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $8.3 million for the year ended December 31, 2011, and $7.6 million for each of the years ended December 31, 2010 and 2009. The estimated aggregate amortization expense for the next five years is as follows:

Amortization Expense
(Thousands of Dollars)
2012	$8,213
2013	8,213
2014	8,213
2015	5,266
2016	2,319

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10. ACCRUED LIABILITIES
Accrued liabilities consisted of the following:

	December 31,
	2011	2010
	(Thousands of Dollars)
Employee wages and benefit costs	$24,325	$21,216
Derivative liabilities	27,433	14,741
Unearned income	8,866	4,375
Environmental costs	3,312	2,659
Product imbalances	1,469	988
Other	5,865	13,974
Accrued liabilities	$71,270	$57,953

11. DEBT
Long-term debt consisted of the following:

				December 31,
	Maturity			2011	2010
				(Thousands of Dollars)
$1.2 billion revolving credit agreement		2012		$229,295	$188,282
4.80% senior notes		2020		450,000	450,000
7.65% senior notes		2018		350,000	350,000
6.05% senior notes		2013		229,932	229,932
6.875% senior notes		2012		100,000	100,000
7.75% senior notes		2012		250,000	250,000
5.875% senior notes		2013		250,000	250,000
Gulf Opportunity Zone revenue bonds	2038	thru	2041	365,440	290,440
UK term loan		2012		32,582	32,789
Port Authority of Corpus Christi note payable		2015		874	1,784
Net fair value adjustments and unamortized discounts		N/A		34,907	(6,147)
Total debt				2,293,030	2,137,080
Less current portion				364,959	832
Long-term debt, less current portion				$1,928,071	$2,136,248

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The long-term debt repayments are due as follows (in thousands):

2012	$612,751
2013	479,932
2014	—
2015	—
2016	—
Thereafter	1,165,440
Total repayments	2,258,123
Net fair value adjustments and unamortized discounts	34,907
Total debt	$2,293,030
On February 2, 2012, NuStar Logistics issued $250.0 million of 4.75% senior notes due February 1, 2022, and the net proceeds were used to repay the outstanding principal amount of the 7.75% senior notes due February 15, 2012. As such, the 7.75% senior notes are included in "Long-term debt, less current portion" on the consolidated balance sheets. See Note 26. Subsequent Events for additional information.
Interest payments totaled $115.1 million, $91.4 million and $95.3 million for the years ended December 31, 2011, 2010 and 2009, respectively.
2007 Revolving Credit Agreement
NuStar Logistics is party to a $1.2 billion five-year revolving credit agreement (the 2007 Revolving Credit Agreement), which includes the ability to borrow up to the equivalent of $250.0 million in Euros. The 2007 Revolving Credit Agreement matures on December 10, 2012. Obligations under the 2007 Revolving Credit Agreement are guaranteed by NuStar Energy and NuPOP. NuPOP will be released from its guarantee of the 2007 Revolving Credit Agreement when it no longer guarantees NuStar Logistics’ public debt instruments.
The 2007 Revolving Credit Agreement bears interest, at our option, based on either an alternative base rate or a LIBOR based rate, which was 1.0% as of December 31, 2011. The weighted-average interest rate related to borrowings under the 2007 Revolving Credit Agreement during the year ended December 31, 2011 was 0.9%. We had $534.1 million available for borrowing under the 2007 Revolving Credit Agreement as of December 31, 2011.
The 2007 Revolving Credit Agreement includes restrictive covenants, including a prohibition on distributions if any defaults, as defined in the agreement, exist or would result from the distribution. The 2007 Revolving Credit Agreement also requires us to maintain, as of the end of each rolling period, consisting of any period of four consecutive fiscal quarters, a consolidated debt coverage ratio (consolidated indebtedness to consolidated EBITDA, as defined in the 2007 Revolving Credit Agreement) not to exceed 5.00-to-1.00; provided, that if at any time NuStar Energy or any of its restricted subsidiaries consummates an acquisition for an aggregate net consideration of at least $100.0 million, then for two rolling periods, the last day of which immediately follows the day on which such acquisition is consummated, the maximum consolidated debt coverage ratio will increase to 5.50-to-1.00. This consolidated debt coverage ratio may restrict the amount we can borrow without exceeding the maximum allowed limit to an amount less than the total amount available for borrowing. On March 7, 2011, we amended the 2007 Revolving Credit Agreement to exclude unused proceeds from the Gulf Opportunity Zone bond issuances from total indebtedness in the calculation of the consolidated debt coverage ratio. As of December 31, 2011, the consolidated debt coverage ratio was 4.1x.
Letters of credit issued under our 2007 Revolving Credit Agreement totaled $444.1 million as of December 31, 2011. Letters of credit are limited to $500.0 million and also may restrict the amount we can borrow under the 2007 Revolving Credit Agreement.
Senior Notes
NuStar Logistics’ Senior Notes. Interest is payable semi-annually in arrears for the $450.0 million of 4.80% senior notes, $350.0 million of 7.65% senior notes, $229.9 million of 6.05% senior notes and $100.0 million of 6.875% senior notes (collectively, the NuStar Logistics Senior Notes). The interest rate payable on the 7.65% senior notes is subject to adjustment if our debt rating is downgraded (or subsequently upgraded) by certain credit rating agencies.
The NuStar Logistics Senior Notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of NuStar Logistics and contain restrictions on NuStar Logistics’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the NuStar Logistics Senior Notes. In addition, the NuStar

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Logistics Senior Notes limit NuStar Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions.
At the option of NuStar Logistics, the NuStar Logistics Senior Notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The 6.05% and the 6.875% senior notes also include a change-in-control provision, which requires that (1) an investment-grade entity own, directly or indirectly, 51% of our general partner interests; and (2) we (or an investment-grade entity) own, directly or indirectly, all of the general partner and limited partner interests in NuStar Logistics.
NuPOP’s Senior Notes. As a result of the Kaneb Acquisition, we assumed the outstanding senior notes issued by NuPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million at the acquisition date (the NuPOP Senior Notes). We use the effective interest method to amortize the difference between the fair value and the face value of the senior notes as a reduction of interest expense over the remaining lives of the senior notes. The senior notes were issued in two series, the first of which bears interest at 7.75% annually and matures in 2012, and the second series bears interest at 5.875% annually and matures in 2013.
The NuPOP Senior Notes do not contain sinking fund requirements. These notes contain restrictions on our ability to incur indebtedness secured by liens, to engage in certain sale-leaseback transactions, to engage in certain transactions with affiliates, as defined, and to utilize proceeds from the disposition of certain assets. At the option of NuPOP, the NuPOP Senior Notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.
The NuStar Logistics Senior Notes are fully and unconditionally guaranteed by NuStar Energy. In connection with the Kaneb Acquisition, NuStar Energy fully and unconditionally guaranteed the outstanding senior notes issued by NuPOP. Additionally, effective July 1, 2005, both NuStar Logistics and NuPOP fully and unconditionally guaranteed the outstanding senior notes of the other. NuPOP will be released from its guarantee of senior notes issued by NuStar Logistics when it no longer guarantees any obligations of NuStar Energy, or any of its subsidiaries, including NuStar Logistics, under any bank facility or public debt instrument.
Gulf Opportunity Zone Revenue Bonds
In 2008, 2010 and 2011, the Parish of St. James, where our St. James, Louisiana, terminal is located, issued Revenue Bonds (NuStar Logistics, L.P. Project) Series 2008, Series 2010, Series 2010A, Series 2010B and Series 2011 associated with our St. James terminal expansion pursuant to the Gulf Opportunity Zone Act of 2005. The interest rate on these bonds is based on a weekly tax-exempt bond market interest rate, and interest is paid monthly. Following the issuance, the proceeds were deposited with a trustee and will be disbursed to us upon our request for reimbursement of expenditures related to our St. James terminal expansion. We include the amount remaining in trust in “Other long-term assets, net,” and we include the amount of bonds issued in “Long-term debt, less current portion” in our consolidated balance sheets.
NuStar Logistics is solely obligated to service the principal and interest payments associated with the bonds. Certain lenders under our 2007 Revolving Credit Agreement issued letters of credit on our behalf to guarantee the payment of interest and principal on the bonds. These letters of credit rank equally with existing senior unsecured indebtedness of NuStar Logistics.
The following table summarizes Gulf Opportunity Zone Revenue Bonds outstanding as of December 31, 2011:

Date Issued	Maturity Date	Amount Outstanding	Amount of Letter of Credit	Amount Received from Trustee	Amount Remaining in Trust	Average Annual Interest Rate
			(Thousands of Dollars)
June 26, 2008	June 1, 2038	$55,440	$56,169	$55,440	$—	0.18%
July 15, 2010	July 1, 2040	100,000	101,315	100,000	—	0.18%
October 7, 2010	October 1, 2040	50,000	50,658	24,580	25,420	0.18%
December 29, 2010	December 1, 2040	85,000	86,118	835	84,165	0.18%
August 29, 2011	August 1, 2041	75,000	76,085	11,229	63,771	0.15%
	Total	$365,440	$370,345	$192,084	$173,356
UK Term Loan
NuPOP’s UK subsidiary, NuStar Terminals Limited, is the party to the £21 million amended and restated term loan agreement

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(the UK Term Loan), which bears interest at 6.65% annually and matures on December 11, 2012. Management believes that we comply with all ratios and covenants of the UK Term Loan as of December 31, 2011, which are substantially the same as the 2007 Revolving Credit Agreement.
Our other long-term debt obligations do not contain any financial covenants. However, a default under any of our debt instruments would be considered an event of default under all of our debt instruments.
Port Authority of Corpus Christi Note Payable
The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable is due in annual installments of $1.2 million through December 31, 2015 and is collateralized by the crude oil storage facility. Interest on the unpaid principal balance accrues at a rate of 8.0% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi. The wharfage and dockage fees paid to the Port Authority of Corpus Christi in connection with the use of the crude oil storage facility have exceeded certain limits per the terms of the note, which have accelerated the repayment of the unpaid principal balance.
Line of Credit
As of December 31, 2011, we had one short-term line of credit with an uncommitted borrowing capacity of up to $20.0 million. The interest rate and maturity vary and are determined at the time of the borrowing. The interest rate fluctuates with the Federal Funds rate. We borrowed and repaid $33.8 million during the year ended December 31, 2011 under this line of credit based on liquidity needs. We had no outstanding borrowings on this line of credit as of December 31, 2011 and 2010. The weighted-average interest rate related to outstanding borrowings under this short-term line of credit during the year ended December 31, 2011 was 2.5%.

12. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS
Our operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, pipeline integrity and operator qualifications, among others. Our operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with our operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases our capital expenditures and our overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.
The pipelines in the Central West System, the East Pipeline, the North Pipeline and the Ammonia Pipeline are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA) and the Homeland Security Act. Additionally, the operations and integrity of the pipelines are subject to the respective state jurisdictions along the route of the systems.
We have adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, process safety management, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of petroleum products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.
Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The balance of and changes in the accruals for environmental matters were as follows:

	Year Ended December 31,
	2011	2010
	(Thousands of Dollars)
Balance as of the beginning of year	$8,569	$9,384
San Antonio Refinery Acquisition	14,000	—
Other additions to accrual	4,054	2,431
Payments	(3,498)	(3,210)
Foreign currency translation	(12)	(36)
Balance as of the end of year	$23,113	$8,569

Accruals for environmental matters are included in the consolidated balance sheets as follows:

	December 31,
	2011	2010
	(Thousands of Dollars)
Accrued liabilities	$3,312	$2,659
Other long-term liabilities	19,801	5,910
Accruals for environmental matters	$23,113	$8,569

13. COMMITMENTS AND CONTINGENCIES
Contingencies
We have contingent liabilities resulting from various litigation, claims and commitments, the most significant of which are discussed below. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending the Partnership in legal matters are expensed as incurred. As of December 31, 2011, we have accrued $42.6 million for contingent losses. The amount that will ultimately be paid related to these matters may differ from the recorded accruals, and the timing of such payments is uncertain.
Grace Energy Corporation Matter. In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb Pipeline Partners, L.P. (KPP) and Kaneb Services LLC (KSL and collectively with KPP and their respective subsidiaries, Kaneb) in Texas state court. We acquired Kaneb on July 1, 2005. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base in Massachusetts (Otis AFB). Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb’s acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.
In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the final judgment of the trial court to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. In September 2008, Grace Energy filed its Joint Plan of Reorganization and Disclosure Statement.
The Otis AFB is a part of a Superfund Site pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the final judgment of the Texas state court assigning ownership of the Otis AFB pipeline to Kaneb, the United States Department of Justice (the DOJ) advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two plumes. In November 2008, the DOJ forwarded information to us indicating that the past and estimated future remediation expenses associated with one plume are $71.9 million. The DOJ has indicated that they will not seek recovery of remediation costs for the second plume. The DOJ has not filed a lawsuit against us related to this matter, and we have not made any payments toward costs incurred by the DOJ. We have reached an agreement to settle the claims of the United States government with respect to the Otis AFB pipeline and to resolve the underlying dispute between Kaneb and Grace. Pursuant to the settlement, we agreed to pay $11.7 million plus interest to the United States. Although the settlement requires approval of the United States Bankruptcy Court for the District of Delaware, as well as the United States District Court for the District of Massachusetts, we remain hopeful that the necessary approvals wil

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

l be obtained and that the settlement will be finalized in the near term.

Eres Matter. In August 2008, Eres N.V. (Eres) forwarded a demand for arbitration to CITGO Asphalt Refining Company (CARCO), CITGO Petroleum Corporation (CITGO), NuStar Asphalt Refining, LLC (NuStar Asphalt) and NuStar Marketing LLC (NuStar Marketing, and together with CARCO, CITGO and NuStar Asphalt, the Defendants) contending that the Defendants breached a tanker voyage charter party agreement, dated November 2004, between Eres and CARCO (the Charter Agreement). The Charter Agreement provided for CARCO’s use of Eres’ vessels for the shipment of asphalt. Eres contended that NuStar Asphalt and/or NuStar Marketing (together, the NuStar Entities) assumed the Charter Agreement when NuStar Asphalt purchased the CARCO assets, and that the Defendants had failed to perform under the Charter Agreement. Eres valued its damages for the alleged breach of contract claim at approximately $78.1 million. On October 14, 2011, Eres and the Defendants entered into a Settlement Agreement and Mutual Release. Pursuant to the terms of the Settlement Agreement and Mutual Release, the NuStar Entities paid $33.5 million in full and final settlement of all of Eres’ claims against the Defendants. The settlement amount was included in the accrual for contingent losses as of September 30, 2011.
Other. We are also a party to additional claims and legal proceedings arising in the ordinary course of business. Due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity. It is possible that if one or more of the matters described above were decided against us, the effects could be material to our results of operations in the period in which we would be required to record or adjust the related liability and could also be material to our cash flows in the periods we would be required to pay such liability.
Commitments
Future minimum rental payments applicable to all noncancellable operating leases and purchase obligations as of December 31, 2011 are as follows:

	Payments Due by Period
	2012	2013	2014	2015	2016	There- after	Total
	(Thousands of Dollars)
Operating leases	$83,157	$71,034	$58,516	$54,282	$27,508	$114,614	$409,111
Purchase obligations:
Crude oil	3,220,237	3,220,237	3,189,385	712,502	—	—	10,342,361
Other purchase obligations	8,082	6,687	5,510	978	177	—	21,434
Rental expense for all operating leases totaled $70.0 million, $63.7 million and $64.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Our operating leases consist primarily of the following:

•	a ten-year lease for tugs and barges utilized at our St. Eustatius facility for bunker fuel sales, with two five-year renewal options;

•	leases for tugs and barges utilized at our Point Tupper facility for bunker fuel sales, with lease terms ranging from five to ten years;

•	two separate five-year leases related to our asphalt and fuels marketing segment for tugs and barges utilized on the East Coast, with no renewal options;

•	leases related to our asphalt and fuels marketing segment for storage capacity at third-party terminals with lease terms generally ranging from two to five years; and

•	land leases at various terminal facilities.
Our crude oil purchase obligations consist of a crude supply agreement to purchase an annual average of 75,000 barrels per day of crude oil over a minimum seven-year period from an affiliate of Petróleos de Venezuela S. A. (PDVSA), the national oil company of Venezuela, and a crude purchase agreement with Statoil Brasil Oleo E Gas Limitada (Statoil) that we entered into on November 17, 2010. Our agreement with Statoil commits us to purchase an average of 10,000 barrels per day of crude oil over a three-year period, which began in December 2011. The value of these two crude oil purchase obligations fluctuates according to a market-based pricing formula using published market indices, subject to adjustment per the agreements. We estimated the value of the crude oil purchase obligations based on market prices as of December 31, 2011.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14. FAIR VALUE MEASUREMENTS
We segregate the inputs used in measuring fair value into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists. We consider counterparty credit risk and our own credit risk in the determination of all estimated fair values.
Product Imbalances
We value our assets and liabilities related to product imbalances using quoted market prices as of the reporting date.
Interest Rate Swaps
We estimate the fair value of both our fixed-to-floating and forward-starting interest rate swaps using discounted cash flows, which use observable inputs such as time to maturity and market interest rates.
Commodity Derivatives
We base the fair value of certain of our commodity derivative instruments on quoted prices on an exchange; accordingly, we include these in Level 1 of the fair value hierarchy. We also have derivative instruments for which we determine fair value using industry pricing services and other observable inputs, such as quoted prices on an exchange for similar derivative instruments. Therefore, we include these derivative instruments in Level 2 of the fair value hierarchy. We have consistently applied these valuation techniques in all periods presented. See Note 15. Derivatives and Risk Management Activities for a discussion of our derivative instruments.
The following assets and liabilities are measured at fair value:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Other current assets:
Product imbalances	$2,117	$—	$—	$2,117
Commodity derivatives	10,282	1,830	—	12,112
Other long-term assets, net:
Commodity derivatives	—	27,084	—	27,084
Interest rate swaps	—	2,335	—	2,335
Accrued liabilities:
Product imbalances	(1,469)	—	—	(1,469)
Commodity derivatives	(5,424)	—	—	(5,424)
Interest rate swaps	—	(22,009)	—	(22,009)
Other long-term liabilities:
Interest rate swaps	—	(27,190)	—	(27,190)
Total	$5,506	$(17,950)	$—	$(12,444)

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(Thousands of Dollars)
Other current assets:
Product imbalances	$991	$—	$—	$991
Other long-term assets, net:
Interest rate swaps	—	45,663	—	45,663
Accrued liabilities:
Product imbalances	(988)	—	—	(988)
Commodity derivatives	(14,741)	—	—	(14,741)
Other long-term liabilities:
Interest rate swaps	—	(29,483)	—	(29,483)
Total	$(14,738)	$16,180	$—	$1,442

Fair Value of Financial Instruments
We do not record our outstanding debt at fair value in our consolidated balance sheet. The estimated fair value and carrying amount of our debt was as follows:

	December 31,
	2011	2010
	(Thousands of Dollars)
Fair value	$2,377,565	$2,249,190
Carrying amount	$2,293,030	$2,137,080
We estimated the fair values of our debt using a discounted cash flow analysis using current incremental borrowing rates for similar types of borrowing arrangements.

15. DERIVATIVES AND RISK MANAGEMENT ACTIVITIES
We utilize various derivative instruments to: (i) manage our exposure to commodity price risk, (ii) manage our exposure to interest rate risk and (iii) attempt to profit from market fluctuations. Our risk management policies and procedures are designed to monitor interest rates, futures and swap positions and over-the-counter positions, as well as physical volumes, grades, locations and delivery schedules to help ensure that our hedging activities address our market risks. Our risk management committee oversees our trading controls and procedures and certain aspects of commodity and trading risk management. Our risk management committee also reviews all new commodity and trading risk management strategies in accordance with our risk management policy, as approved by our board of directors.
Interest Rate Risk
We are a party to certain interest rate swap agreements to manage our exposure to changes in interest rates. We entered into fixed-to-floating interest rate swap agreements associated with a portion of our fixed-rate senior notes. We account for our fixed-to-floating interest rate swaps as fair value hedges. During the year ended December 31, 2011, we entered into and terminated a fixed-to-floating interest rate swap agreement with a notional amount of $40.0 million related to the 7.65% senior notes issued in April 2008. We also terminated interest rate swap agreements with an aggregate notional amount of $617.5 million associated with our 4.80%, 6.05% and 6.875% senior notes during the year ended December 31, 2011. We received $33.4 million in connection with the terminations, which we are amortizing into "Interest expense, net" over the remaining lives of the associated senior notes. We included the proceeds from the termination of interest rate swap agreements in cash flows from financing activities on the consolidated statements of cash flows.
In the fourth quarter of 2011, we entered into fixed-to-floating interest rate swap agreements with an aggregate notional amount of $270.0 million related to the 4.80% senior notes. Under the terms of these interest rate swap agreements, we receive a fixed 4.8% and will pay a variable rate based on one month USD LIBOR plus a percentage that varies with each agreement. As of December 31, 2011 and 2010, the total aggregate notional amount of the fixed-to-floating interest rate swaps was $270.0 million and $617.5 million, respectively. As of December 31, 2011 and 2010, the weighted-average interest rate that we paid under our fixed-to-floating interest rate swaps was 3.1% and 2.4%, respectively.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

We are also a party to forward-starting interest rate swap agreements with an aggregate notional amount of $500.0 million as of December 31, 2011 and 2010 related to forecasted probable debt issuances in 2012 and 2013. Under the terms of the swaps, we will pay a fixed rate and receive a rate based on three month USD LIBOR. We entered into the swaps in order to hedge the risk of changes in the interest payments attributable to changes in the benchmark interest rate during the period from the effective date of the swap to the issuance of the forecasted debt. These swaps qualified and we designated them as cash flow hedges. The following table summarizes information about our forward-starting swaps as of December 31, 2011:

Notional Amount	Period of Hedge	Weighted-Average Fixed Rate
(Thousands of Dollars)

$125,000	03/13 – 03/23	3.5%
150,000	06/13 – 06/23	3.5%
225,000	02/12 – 02/22	3.1%
$500,000		3.3%

Commodity Price Risk
We are exposed to market risks related to the volatility of crude oil and refined product prices. In order to reduce the risk of commodity price fluctuations with respect to our crude oil and finished product inventories and related firm commitments to purchase and/or sell such inventories, we utilize commodity futures and swap contracts, which qualify and we designate as fair value hedges.
During the second quarter of 2011, we entered into commodity swap contracts to hedge the price risk associated with the San Antonio Refinery. These contracts fix the purchase price of crude oil and sales prices of refined products for a portion of the expected production of the San Antonio Refinery, thereby attempting to mitigate the risk of volatility of future cash flows associated with hedged volumes. These contracts qualified and we designated them as cash flow hedges.
During the fourth quarter of 2011, we decided to adjust the refinery's operations, which caused a shift in the future production yields of the San Antonio refinery. This change caused certain forecasted sales of gasoline products to be replaced with distillate sales; therefore, we concluded these forecasted gasoline sales were probable not to occur, and we discontinued cash flow hedging treatment for the related commodity contracts that had previously qualified and were designated as cash flow hedges. We recorded gains of $16.4 million to "Cost of products sales" on our consolidated statements of income related to these contracts for the year ended December 31, 2011, including $15.1 million which we reclassified from accumulated other comprehensive income.
Derivatives that are intended to hedge our commodity price risk, but fail to qualify as fair value or cash flow hedges, are considered economic hedges, and we record associated gains and losses in net income. We also enter into commodity derivatives in order to attempt to profit from market fluctuations. These derivative instruments are financial positions entered into without underlying physical inventory and are not considered hedges. Changes in the fair values are recorded in net income.
The volume of commodity contracts is based on open derivative positions and represents the combined volume of our long and short positions on an absolute basis, which totaled 27.8 million barrels and 12.8 million barrels as of December 31, 2011 and 2010, respectively.
As of December 31, 2011 and 2010, we had $1.1 million and $17.8 million, respectively, of margin deposits related to our derivative instruments.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The fair values of our derivative instruments included in our consolidated balance sheets were as follows:

		Asset Derivatives		Liability Derivatives
	Balance Sheet Location	December 31,		December 31,
		2011	2010	2011	2010
		(Thousands of Dollars)
Derivatives Designated as Hedging Instruments:
Commodity contracts	Other current assets	$36,116	$—	$(33,616)	$—
Commodity contracts	Other long-term assets, net	86,052	—	(66,175)	—
Interest rate swaps	Other long-term assets, net	2,335	45,663	—	—
Commodity contracts	Accrued liabilities	—	2,176	—	(2,522)
Interest rate swaps	Accrued liabilities	—	—	(22,009)	—
Interest rate swaps	Other long-term liabilities	—	—	(27,190)	(29,483)
Total		124,503	47,839	(148,990)	(32,005)

Derivatives Not Designated as Hedging Instruments:
Commodity contracts	Other current assets	15,568	—	(5,956)	—
Commodity contracts	Other long-term assets, net	7,207	—	—	—
Commodity contracts	Accrued liabilities	519	46,632	(5,943)	(61,027)
Total		23,294	46,632	(11,899)	(61,027)

Total Derivatives		$147,797	$94,471	$(160,889)	$(93,032)

The earnings impact of our derivative activity was as follows:

Derivatives Designated as Fair Value Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income on Derivative (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Hedged Item	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
		(Thousands of Dollars)
Year ended December 31, 2011:
Interest rate swaps	Interest expense, net	$(55,183)	$54,588	$(595)
Commodity contracts	Cost of product sales	(10,228)	9,004	(1,224)
Total		$(65,411)	$63,592	$(1,819)

Year ended December 31, 2010:
Interest rate swaps	Interest expense, net	$(27,443)	$27,443	$—
Commodity contracts	Cost of product sales	(3,221)	13,946	10,725
Total		$(30,664)	$41,389	$10,725

Year ended December 31, 2009:
Interest rate swaps	Interest expense, net	$(6,661)	$6,661	$—
Commodity contracts	Cost of product sales	(22,939)	35,512	12,573
Total		$(29,600)	$42,173	$12,573

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Derivatives Designated as Cash Flow Hedging Instruments	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)	Income Statement Location (a)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)
	(Thousands of Dollars)		(Thousands of Dollars)
Year ended December 31, 2011:
Interest rate swaps	$(84,199)	Interest expense, net	$—	$—
Commodity contracts	30,747	Cost of product sales	5,030	(4,010)
Total	$(53,452)		$5,030	$(4,010)

Year ended December 31, 2010:
Interest rate swaps	$35,000	Interest expense, net	$—	$—
Commodity contracts	(1,440)	Cost of product sales	(1,680)	—
Total	$33,560		$(1,680)	$—

Year ended December 31, 2009:
Commodity contracts	$(240)	Cost of product sales	$—	$—

(a)
Amounts are included in specified location for both the gain (loss) reclassified from accumulated OCI into income (effective portion) and the gain (loss) recognized in income on derivative (ineffective portion).

Derivatives Not Designated as Hedging Instruments	Income Statement Location	Amount of Gain (Loss) Recognized in Income
		(Thousands of Dollars)
Year ended December 31, 2011:
Commodity contracts	Revenues	$235
Commodity contracts	Cost of product sales	(4,454)
Commodity contracts	Operating expenses	46
Total		$(4,173)

Year ended December 31, 2010:
Commodity contracts	Cost of product sales	$(3,050)
Commodity contracts	Operating expenses	(52)
Total		$(3,102)

Year ended December 31, 2009:
Commodity contracts	Cost of product sales	$(13,594)
Commodity contracts	Operating expenses	(3,589)
Total		$(17,183)
For derivatives designated as cash flow hedging instruments, once a hedged transaction occurs, we reclassify the effective portion from AOCI to “Cost of product sales” or “Interest expense, net.” As of December 31, 2011, we expect to reclassify a gain of $1.9 million to “Cost of product sales” and a loss of $2.2 million to “Interest expense, net” within the next twelve months. The maximum length of time over which we are hedging our exposure to the variability in future cash flows is approximately four years for our commodity contracts and approximately two years for our forward-starting interest rate swaps.

16. RELATED PARTY TRANSACTIONS
Our operations are managed by NuStar GP, LLC, the general partner of our general partner. Under a services agreement between NuStar Energy and NuStar GP, LLC, employees of NuStar GP, LLC perform services for our U.S. operations. Certain of our wholly owned subsidiaries employ persons who perform services for our international operations. Employees of NuStar GP, LLC provide services to both NuStar Energy and NuStar GP Holdings; therefore, we reimburse NuStar GP, LLC for all

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

costs related to its employees, other than costs associated with NuStar GP Holdings. Related party revenues result from storage agreements between our Turkey subsidiary and the noncontrolling shareholder.
The following table summarizes information pertaining to related party transactions:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Revenues	$1,039	$—	$—
Operating expenses	$150,159	$137,634	$124,827
General and administrative expenses	$66,623	$71,554	$58,878
We had a payable to NuStar GP, LLC of $6.7 million and $10.3 million as of December 31, 2011 and 2010, respectively, with both amounts representing payroll, employee benefit plan expenses and unit-based compensation. We also had a long-term payable to NuStar GP, LLC as of December 31, 2011 and 2010 of $14.5 million and $10.1 million, respectively, related to amounts payable for retiree medical benefits and other post-employment benefits.
Agreements with NuStar GP Holdings
GP Services Agreement. NuStar Energy and NuStar GP, LLC entered into a services agreement effective January 1, 2008 (the GP Services Agreement). The GP Services Agreement provides that NuStar GP, LLC will furnish administrative and certain operating services necessary to conduct the business of NuStar Energy. All employees providing services to both NuStar GP Holdings and NuStar Energy are employed by NuStar GP, LLC; therefore, NuStar Energy reimburses NuStar GP, LLC for all employee costs, other than the expenses allocated to NuStar GP Holdings (the Holdco Administrative Services Expense). The GP Services Agreement will terminate on December 31, 2012, with automatic two-year renewals unless terminated by either party upon six months’ prior written notice.
Non-Compete Agreement. On July 19, 2006, we entered into a non-compete agreement with NuStar GP Holdings, Riverwalk Logistics, L.P. and NuStar GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement became effective on December 22, 2006 when NuStar GP Holdings ceased to be subject to the Amended and Restated Omnibus Agreement, dated March 31, 2006. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. NuStar GP Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither the Partnership nor NuStar GP Holdings are prohibited from engaging in any business, even if the Partnership and NuStar GP Holdings would have a conflict of interest with respect to such other business opportunity.

17. EMPLOYEE BENEFIT PLANS AND LONG-TERM INCENTIVE PLANS
Employee Benefit Plans
We rely on employees of NuStar GP, LLC to provide the necessary services to conduct our U.S. operations. NuStar GP, LLC sponsors various employee benefit plans.
The NuStar Pension Plan (the Pension Plan) is a qualified non-contributory defined benefit pension plan that became effective July 1, 2006. The Pension Plan covers substantially all of NuStar GP, LLC’s employees and generally provides eligible employees with retirement income calculated under a defined benefit formula based on years of service and compensation during their period of service. Employees become fully vested in their Pension Plan benefits upon attaining five years of vesting service.
NuStar GP, LLC also maintains an excess pension plan (the Excess Pension Plan) and a supplemental executive retirement plan (the SERP). The Excess Pension Plan and the SERP are nonqualified deferred compensation plans that provide benefits to a select group of management or other highly compensated employees of NuStar GP, LLC. Benefits under the Excess Pension Plan and the SERP are generally payable in a single lump sum payment upon the employee’s separation from service.
The NuStar Thrift Plan (the Thrift Plan) is a qualified employee profit-sharing plan that became effective June 26, 2006. Participation in the Thrift Plan is voluntary and is open to substantially all NuStar GP, LLC employees upon their date of hire, except for part-time employees (as defined in the Thrift Plan), who become eligible upon completing one year of service (as defined in the Thrift Plan). Thrift Plan participants can contribute from 1% up to 30% of their total annual compensation to the Thrift Plan in the form of pre-tax and/or after tax employee contributions. NuStar GP, LLC makes matching contributions in an

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

amount equal to 100% of each participant’s employee contributions up to a maximum of 6% of the participant’s total annual compensation.

NuStar GP, LLC also maintains an excess thrift plan (the Excess Thrift Plan) that became effective July 1, 2006. The Excess Thrift Plan is a nonqualified deferred compensation plan that provides benefits to those employees of NuStar GP, LLC whose compensation and/or annual contributions under the Thrift Plan are subject to the limitations applicable to qualified retirement plans under the Internal Revenue Code of 1986, as amended. Benefits under the Excess Thrift Plan are generally payable in a single lump sum payment upon the employee’s separation from service.
NuStar GP, LLC also provides a post-retirement medical benefits plan for retired employees, referred to as other post-retirement benefits.
None of the Excess Thrift Plan, the Excess Pension Plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Internal Revenue Code or a funded plan subject to the Employee Retirement Income Security Act.
We also maintain several other defined contribution plans for certain international employees located in Canada, the Netherlands and the United Kingdom. For the years ended December 31, 2011, 2010 and 2009, our costs for these plans totaled $2.6 million, $2.5 million and $2.2 million, respectively.
Long-Term Incentive Plans
NuStar GP, LLC also sponsors the following:

•
The Third Amended and Restated 2000 Long-Term Incentive Plan (the 2000 LTIP), under which NuStar GP, LLC may award up to 3,250,000 NS common units. Awards under the 2000 LTIP can include NS unit options, restricted units, performance awards, distribution equivalent rights (DER) and contractual rights to receive common units. As of December 31, 2011, a total of 1,697,163 NS common units remained available to be awarded under the 2000 LTIP.

•
The 2003 Employee Unit Incentive Plan (the UIP) under which NuStar GP, LLC may award up to 500,000 NS common units to employees of NuStar GP, LLC or its affiliates, excluding officers and directors of NuStar GP, LLC and its affiliates. Awards under the UIP can include NS unit options, restricted units and DER. As of December 31, 2011, a total of 234,979 NS common units remained available to be awarded under the UIP.

•
The 2002 Unit Option Plan (the UOP) under which NuStar GP, LLC may award up to 200,000 NS unit options to officers and directors of NuStar GP, LLC or its affiliates, of which substantially all of the NS unit options have been awarded as of December 31, 2011.

•
The 2006 Long-Term Incentive Plan (the 2006 LTIP) under which NuStar GP Holdings may award up to 2,000,000 NSH units to employees, consultants and directors of NuStar GP Holdings and its affiliates, including us. Awards under the 2006 LTIP can include NSH unit options, performance awards, DER, restricted units, phantom units, unit grants and unit appreciation rights. As of December 31, 2011, a total of 1,540,033 NSH units remained available to be awarded under the 2006 LTIP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The number of awards granted under the above-described plans were as follows:

	Year Ended December 31,
	2011		2010		2009
	Granted	Vesting	Granted	Vesting	Granted	Vesting
2000 LTIP:
Performance awards	27,111	(a)	21,380	(a)	23,233	(a)
Restricted units	208,195	1/5 per year	191,430	1/5 per year	194,973	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP, LLC)	6,760	1/3 per year	3,938	1/3 per year	5,076	1/3 per year
UIP:
Restricted units (b)	14,005	1/5 per year	11,520	1/5 per year	10,692	1/5 per year
2006 LTIP:
Restricted units	24,970	1/5 per year	21,935	1/5 per year	24,290	1/5 per year
Restricted units (grants to non-employee directors of NuStar GP Holdings) (c)	9,987	1/3 per year	6,156	1/3 per year	8,627	1/3 per year

(a)	Performance awards vest 1/3 per year if certain performance measures are met.

(b)
The UIP restricted unit grants include 2,880, 2,460 and 2,382 restricted unit awards granted to certain international employees for the years ended December 31, 2011, 2010 and 2009, respectively, that vest 1/3 per year, as defined in the award agreements.

(c)	We do not reimburse NuStar GP, LLC for compensation expense relating to these awards.
Our share of compensation expense related to the various long-term incentive plans and benefit plans described above is as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Long-term incentive plans	$8,521	$20,349	$15,060
Benefit plans	$13,684	$13,129	$9,359

18. OTHER (EXPENSE) INCOME
Other (expense) income consisted of the following:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Storage agreement early termination costs	$(5,000)	$—	$—
Contingent loss adjustment	(3,250)	—	—
Gain from insurance recoveries	—	13,500	9,382
Gain (loss) from sale or disposition of assets	262	(510)	21,320
Foreign exchange gains (losses)	2,078	(1,507)	(5,118)
Other, net	2,619	4,451	6,275
Other (expense) income, net	$(3,291)	$15,934	$31,859

For the year ended December 31, 2011, "Other (expense) income, net" included $5.0 million in costs associated with the early termination of a third-party storage agreement at our Paulsboro, New Jersey asphalt refinery and a contingent loss adjustment of $3.3 million related to the Eres matter discussed in Note 13. Commitments and Contingencies.
The gain from insurance recoveries for the years ended December 31, 2010 and 2009 resulted from insurance claims related to damage primarily at our Texas City, Texas terminal caused by Hurricane Ike in 2008. The gain (loss) from sale or disposition of

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

assets for the year ended December 31, 2009 includes a gain of $21.4 million related to the June 15, 2009 sale of the Ardmore-Wynnewood pipeline in Oklahoma and the Trans-Texas pipeline.

19. PARTNERS’ EQUITY
Issuance of Common Units
On December 9, 2011, we issued 6,037,500 common units representing limited partner interests at a price of $53.45 per unit. We used the net proceeds from this offering of $318.0 million, including a contribution of $6.6 million from our general partner to maintain its 2% general partner interest, mainly to reduce outstanding borrowings under our 2007 Revolving Credit Agreement.
Our shelf registration statement on Form S-3 became effective on April 29, 2011, which permits us to offer and sell various types of securities, including NuStar Energy common units and debt securities of NuStar Logistics and NuPOP, having an aggregate value of up to $200.0 million (the 2011 Shelf Registration Statement). On May 23, 2011, in connection with the 2011 Shelf Registration Statement, we entered into an Equity Distribution Agreement (the Equity Distribution Agreement) with Citigroup Global Markets Inc. (Citigroup). Under the Equity Distribution Agreement, we may from time to time sell an aggregate of up to $200.0 million NuStar Energy common units representing limited partner interests, using Citigroup as our sales agent. In September and October 2011, we issued 108,029 NuStar Energy common units under the Equity Distribution Agreement for net proceeds of $6.0 million, including a contribution of $0.1 million from our general partner to maintain its 2% general partner interest.
On May 19, 2010, we issued 4,400,000 common units representing limited partner interests at a price of $56.55 per unit. We used the net proceeds from this offering of $245.2 million, including a contribution of $5.1 million from our general partner to maintain its 2% general partner interest, mainly to reduce outstanding borrowings under our 2007 Revolving Credit Agreement and for the Asphalt Holdings Acquisition.
On November 13, 2009, we issued 5,750,000 common units representing limited partner interests at a price of $52.45 per unit. We used the net proceeds from this offering of $294.9 million, including a contribution of $6.2 million from our general partner to maintain its 2% general partner interest, mainly to reduce the outstanding principal balance under our 2007 Revolving Credit Agreement.
Accumulated Other Comprehensive Income (Loss)
The balance of and changes in the components included in “Accumulated other comprehensive income (loss)” were as follows:

	Foreign Currency Translation	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
	(Thousands of Dollars)
Balance as of January 1, 2009	$(14,266)	$—	$(14,266)
Activity	22,316	(240)	22,076
Balance as of December 31, 2009	8,050	(240)	7,810
Activity	3,450	35,240	38,690
Balance as of December 31, 2010	11,500	35,000	46,500
Activity	(15,425)	(58,482)	(73,907)
Balance as of December 31, 2011	$(3,925)	$(23,482)	$(27,407)
For the year ended December 31, 2011, other comprehensive loss attributable to the noncontrolling interest consisted of foreign currency translation adjustments totaling $3.0 million. We did not have a noncontrolling interest for the years ended December 31, 2010 and 2009.
Allocations of Net Income
Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and the general partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are made after giving effect to priority income allocations, if any, in an amount equal to incentive cash distributions allocated 100% to the general partner. The

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

following table details the calculation of net income applicable to the general partner:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Net income attributable to NuStar Energy L.P.	$221,461	$238,970	$224,875
Less general partner incentive distribution (a)	36,319	33,304	28,712
Net income after general partner incentive distribution	185,142	205,666	196,163
General partner interest	2%	2%	2%
General partner allocation of net income after general partner incentive distribution	3,703	4,113	3,924
General partner incentive distribution	36,319	33,304	28,712
Net income applicable to general partner	$40,022	$37,417	$32,636

(a)
The net income allocation to the general partner's incentive distribution is less than the actual distribution made with respect to 2011, which is shown in the distribution table below, due to the issuance of common units after the end of the third quarter but before the record date.

Cash Distributions
We make quarterly distributions of 100% of our available cash, generally defined as cash receipts less cash disbursements and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end. The limited partner unitholders are entitled to receive a minimum quarterly distribution of $0.60 per unit each quarter ($2.40 annualized). Our cash is first distributed 98% to the limited partners and 2% to the general partner until the amount distributed to our unitholders is equal to the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution for any prior quarter. Cash in excess of the minimum quarterly distributions is distributed to our unitholders and our general partner based on the percentages shown below.

Our general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Unitholders	General Partner
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

The following table reflects the allocation of total cash distributions to our general and limited partners applicable to the period in which the distributions are earned:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars, Except Per Unit Data)
General partner interest	$6,630	$6,227	$5,430
General partner incentive distribution	36,326	33,304	28,712
Total general partner distribution	42,956	39,531	34,142
Limited partners’ distribution	288,550	271,847	237,308
Total cash distributions	$331,506	$311,378	$271,450

Cash distributions per unit applicable to limited partners	$4.360	$4.280	$4.245
In January 2012, we declared a quarterly cash distribution of $1.095 that was paid on February 10, 2012 to unitholders of record on February 7, 2012. This distribution related to the fourth quarter of 2011 and totaled $89.1 million, of which $11.6 million represented our general partner’s interest and incentive distribution.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. NET INCOME PER UNIT
The following table details the calculation of earnings per unit:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars, Except Per Unit Data)
Net income attributable to NuStar Energy L.P.	$221,461	$238,970	$224,875
Less general partner distribution (including IDR)	42,948	39,531	34,142
Less limited partner distribution	288,497	271,847	237,308
Distributions greater than earnings	$(109,984)	$(72,408)	$(46,575)

General partner earnings:
Distributions	$42,948	$39,531	$34,142
Allocation of distributions greater than earnings (2%)	(2,201)	(1,447)	(932)
Total	$40,747	$38,084	$33,210

Limited partner earnings:
Distributions	$288,497	$271,847	$237,308
Allocation of distributions greater than earnings (98%)	(107,783)	(70,961)	(45,643)
Total	$180,714	$200,886	$191,665

Weighted-average limited partner units outstanding	65,018,301	62,946,987	55,232,467

Net income per unit applicable to limited partners:	$2.78	$3.19	$3.47

21. STATEMENTS OF CASH FLOWS
Changes in current assets and current liabilities were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Decrease (increase) in current assets:
Accounts receivable	$(230,980)	$(90,369)	$(31,505)
Inventories	(160,139)	(26,595)	(157,439)
Income tax receivable	(4,265)	—	—
Other current assets	(1,825)	31,373	(38,195)
Increase (decrease) in current liabilities:
Accounts payable	140,898	80,980	59,284
Payable to related party	(3,603)	(218)	7,051
Accrued interest payable	126	8,179	(969)
Accrued liabilities	(10,087)	(6,488)	26,874
Taxes other than income tax	2,574	(4,793)	209
Income tax payable	1,848	1,064	(8,208)
Changes in current assets and current liabilities	$(265,453)	$(6,867)	$(142,898)
The above changes in current assets and current liabilities differ from changes between amounts reflected in the applicable consolidated balance sheets due to current assets and current liabilities acquired and disposed during the period and the effect of foreign currency translation.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Non-cash investing and financing activities for the years ended December 31, 2011, 2010 and 2009 mainly consist of changes in the fair values of our fixed-to-floating and forward-starting interest rate swaps.
Cash flows related to interest and income taxes were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Cash paid for interest, net of amount capitalized	$109,027	$87,653	$93,632
Cash paid for income taxes, net of tax refunds received	$14,920	$13,062	$20,150

22. INCOME TAXES
Components of income tax expense related to certain of our operations conducted through separate taxable wholly owned corporate subsidiaries were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Current:
U.S.	$3,896	$2,010	$2,424
Foreign	8,632	11,464	10,144
Total current	12,528	13,474	12,568

Deferred:
U.S.	1,009	(3,786)	(1,466)
Foreign	3,342	2,053	(571)
Total deferred	4,351	(1,733)	(2,037)

Total income tax expense	$16,879	$11,741	$10,531
The difference between income tax expense recorded in our consolidated statements of income and income taxes computed by applying the statutory federal income tax rate (35% for all years presented) to income before income tax expense is due to the fact that the majority of our income is not subject to federal income tax due to our status as a limited partnership.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows:

	December 31,
	2011	2010
	(Thousands of Dollars)
Deferred income tax assets:
Net operating losses	$17,089	$19,687
Environmental and legal reserves	14,822	14,774
Capital loss	1,044	1,264
Valuation allowance	(1,161)	(1,129)
Other	—	1,124
Total deferred income tax assets	31,794	35,720

Deferred income tax liabilities:
Property, plant and equipment	(57,392)	(57,147)
Other	(698)	—
Total deferred income tax liabilities	(58,090)	(57,147)

Net deferred income tax liability	$(26,296)	$(21,427)

Reported on the Consolidated Balance Sheets as:
Deferred income tax asset	$9,141	$8,138
Deferred income tax liability	(35,437)	(29,565)
Net deferred income tax liability	$(26,296)	$(21,427)

As of December 31, 2011, our U.S. corporate operations have net operating loss carryforwards for tax purposes totaling approximately $42.8 million, which are subject to various limitations on use and expire in years 2020 through 2030.
As of December 31, 2011, we recorded a valuation allowance of $1.2 million related to our foreign deferred tax assets. We estimate the amount of valuation allowance based upon our expectations of taxable income in the various jurisdictions in which we operate and the period over which we can utilize those future deductions. The valuation allowance reflects uncertainties related to our ability to utilize certain net operating loss carryforwards before they expire. In 2011, we increased the valuation allowance for the foreign net operating loss by $0.1 million due to changes in our estimates of the amount of those loss carryforwards that will be realized, based upon future taxable income and potential tax planning strategies.
During the year ended December 31, 2010, we received $13.5 million of proceeds resulting from insurance claims related to damage caused by Hurricane Ike primarily at our Texas City, Texas terminal in the third quarter of 2008, resulting in tax expense of approximately $4.7 million. Additionally, our corporate subsidiary that received the insurance proceeds was part of the federal consolidated group that acquired Asphalt Holdings, Inc, a corporation subject to income tax. The acquisition of Asphalt Holdings, Inc. included approximately $9.5 million of deferred tax liabilities related to temporary differences primarily related to property, plant and equipment. The receipt of the insurance proceeds and the acquisition of Asphalt Holdings, Inc. caused us to reevaluate the valuation allowance recorded related to certain net operating loss carryforwards previously expected to expire unused. We concluded that the income generated from the insurance proceeds, the deferred tax liability associated with Asphalt Holdings, Inc. and other tax planning strategies increased the likelihood of utilizing the net operating loss carryforwards, and we reduced the valuation allowance by $8.6 million in 2010.
The realization of net deferred income tax assets recorded as of December 31, 2011 is dependent upon our ability to generate future taxable income in the United States. We believe it is more-likely-than not that the deferred income tax assets as of December 31, 2011 will be realized, based on expected future taxable income and potential tax planning strategies.
St. Eustatius Tax Agreement
On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of Kaneb, which we acquired on July 1, 2005, to pay the greater of 2% of taxable income, as defined therein, or 500,000 Netherlands Antilles guilders (approximately $0.3 million) per year. The agreement further provided that any amounts paid in

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income.
On February 22, 2006, we entered into a revised agreement (the 2005 Tax and Maritime Agreement) with the governments of St. Eustatius and the Netherlands Antilles. The 2005 Tax and Maritime Agreement is effective beginning January 1, 2005 and expires on December 31, 2014. Under the terms of the 2005 Tax and Maritime Agreement, we agreed to make a one-time payment of 5.0 million Netherlands Antilles guilders (approximately $2.8 million) in full and final settlement of all of our liabilities, taxes, fees, levies, charges, or otherwise (including settlement of audits) due or potentially due to St. Eustatius. We further agreed to pay an annual minimum profit tax to St. Eustatius of 1.0 million Netherlands Antilles guilders (approximately $0.6 million), beginning as of January 1, 2005. We agreed to pay the minimum annual profit tax in twelve equal monthly installments. To the extent the minimum annual profit tax exceeds 2% of taxable profit (as defined in the 2005 Tax and Maritime Agreement), we can carry forward that excess to offset future tax liabilities. If the minimum annual profit tax is less than 2% of taxable profit, we agreed to pay that difference.
Effective January 1, 2011, the Netherlands Antilles was dissolved, and St. Eustatius became part of the Netherlands. We are uncertain of the impact, if any, to our overall tax liability in St. Eustatius.

23. SEGMENT INFORMATION
Our reportable business segments consist of storage, transportation, and asphalt and fuels marketing. Our segments represent strategic business units that offer different services and products. We evaluate the performance of each segment based on its respective operating income, before general and administrative expenses and certain non-segmental depreciation and amortization expense. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal operations include terminalling and storage of petroleum products, the transportation of petroleum products and anhydrous ammonia, and petroleum refining and marketing. Intersegment revenues result from storage and throughput agreements with related parties at lease rates consistent with rates charged to third parties for storage and at pipeline tariff rates based upon the applicable published tariff.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Results of operations for the reportable segments were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Revenues:
Storage:
Third parties	$513,450	$475,624	$444,535
Intersegment	52,282	44,214	43,037
Related party	1,039	—	—
Total storage	566,771	519,838	487,572
Transportation:
Third parties	311,449	315,690	300,814
Intersegment	65	382	1,256
Total transportation	311,514	316,072	302,070
Asphalt and fuels marketing:
Third parties	5,749,317	3,611,747	3,110,522
Intersegment	9,782	4,143	—
Total asphalt and fuels marketing	5,759,099	3,615,890	3,110,522
Consolidation and intersegment eliminations	(62,129)	(48,739)	(44,293)
Total revenues	$6,575,255	$4,403,061	$3,855,871

Depreciation and amortization expense:
Storage	$87,737	$77,071	$70,888
Transportation	51,175	50,617	50,528
Asphalt and fuels marketing	22,636	20,257	19,463
Total segment depreciation and amortization expense	161,548	147,945	140,879
Other depreciation and amortization expense	6,738	5,857	4,864
Total depreciation and amortization expense	$168,286	$153,802	$145,743

Operating income:
Storage	$193,395	$178,947	$171,245
Transportation	145,613	148,571	139,869
Asphalt and fuels marketing	85,229	90,861	60,629
Consolidation and intersegment eliminations	(52)	276	1,170
Total segment operating income	424,185	418,655	372,913
Less general and administrative expenses	103,453	110,241	94,733
Less other depreciation and amortization expense	6,738	5,857	4,864
Total operating income	$313,994	$302,557	$273,316

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenues by geographic area are shown in the table below.

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
United States	$4,834,250	$3,326,674	$2,971,961
Netherlands (a)	1,564,062	914,144	732,764
Other	176,943	162,243	151,146
Consolidated revenues	$6,575,255	$4,403,061	$3,855,871

(a)
Effective January 1, 2011, the Netherland Antilles was dissolved and St. Eustatius became part of the Netherlands. Accordingly, revenues for St. Eustatius are now included with revenues for the Netherlands. Previous periods have been restated to conform to this presentation.

For the year ended December 31, 2011, Valero Energy Corporation accounted for approximately 10%, or $684.1 million, of our consolidated revenues, which were included in all of our reportable business segments. For the years ended December 31, 2010 and 2009, no single customer accounted for 10% or more of our consolidated revenues.
Long-lived assets include property, plant and equipment, intangible assets subject to amortization and certain long-lived assets included in “Other long-term assets, net” in the consolidated balance sheets. Total amounts of long-lived assets by geographic area were as follows:

	December 31,
	2011	2010
	(Thousands of Dollars)
United States	$3,166,784	$3,010,753
Netherlands (a)	446,855	430,569
Other	219,911	192,294
Consolidated long-lived assets	$3,833,550	$3,633,616

(a)
Effective January 1, 2011, the Netherland Antilles was dissolved and St. Eustatius became part of the Netherlands. Accordingly, revenues for St. Eustatius are now included with revenues for the Netherlands. Previous periods have been restated to conform to this presentation.

Total assets by reportable segment were as follows:

	December 31,
	2011	2010
	(Thousands of Dollars)
Storage	$2,597,904	$2,454,264
Transportation	1,251,474	1,256,614
Asphalt and fuels marketing	1,717,960	1,154,499
Total segment assets	5,567,338	4,865,377
Other partnership assets	313,852	521,016
Total consolidated assets	$5,881,190	$5,386,393

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Changes in the carrying amount of goodwill were as follows:

	Storage	Transportation	Asphalt and Fuels Marketing	Total
	(Thousands of Dollars)
Balance as of January 1, 2010	$579,639	$174,848	$53,255	$807,742
Asphalt Holdings Acquisition preliminary purchase price allocation	5,528	—	—	5,528
Balance as of December 31, 2010	585,167	174,848	53,255	813,270
Turkey Acquisition preliminary purchase price allocation	33,734	—	—	33,734
Other (a)	(287)	—	—	(287)
Balance as of December 31, 2011	$618,614	$174,848	$53,255	$846,717

(a)
Includes purchase price adjustments related to acquisitions still subject to the measurement period that ends at the earlier of 12 months from the acquisition date or when information becomes available. Also includes foreign currency translation adjustments.

Capital expenditures, including acquisitions and investments in other noncurrent assets, by reportable segment were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Thousands of Dollars)
Storage	$263,918	$241,491	$137,050
Transportation	45,170	21,300	27,551
Asphalt and fuels marketing	90,683	26,387	21,458
Other partnership assets	45,569	27,147	22,708
Total capital expenditures	$445,340	$316,325	$208,767

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS
NuStar Energy has no operations and its assets consist mainly of its investments in NuStar Logistics and NuPOP, both wholly owned subsidiaries. The senior notes issued by NuStar Logistics and NuPOP are fully and unconditionally guaranteed by NuStar Energy, and both NuStar Logistics and NuPOP fully and unconditionally guarantee the outstanding senior notes of the other. As a result, the following condensed consolidating financial statements are being presented as an alternative to providing separate financial statements for NuStar Logistics and NuPOP.

Condensed Consolidating Balance Sheets
December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Assets
Cash and cash equivalents	$139	$14	$—	$17,344	$—	$17,497
Receivables, net	—	27,533	6,877	514,477	(1,079)	547,808
Inventories	—	2,311	6,370	579,152	(48)	587,785
Income tax receivable	—	—	—	4,148	—	4,148
Other current assets	—	9,796	2,423	31,466	—	43,685
Intercompany receivable	—	893,268	780,066	—	(1,673,334)	—
Total current assets	139	932,922	795,736	1,146,587	(1,674,461)	1,200,923
Property, plant and equipment, net	—	1,150,318	596,229	1,683,921	—	3,430,468
Intangible assets, net	—	1,966	—	36,957	—	38,923
Goodwill	—	18,094	170,652	657,971	—	846,717
Investment in wholly owned subsidiaries	3,386,170	220,513	1,159,620	2,216,792	(6,983,095)	—
Investment in joint venture	—	—	—	66,687	—	66,687
Deferred income tax asset	—	—	—	9,141	—	9,141
Other long-term assets, net	364	192,007	26,329	69,631	—	288,331
Total assets	3,386,673	2,515,820	2,748,566	5,887,687	(8,657,556)	5,881,190
Liabilities and Partners’ Equity
Current portion of long-term debt	$—	$331,317	$1,060	$32,582	$—	$364,959
Payables	—	32,590	11,512	418,038	(1,079)	461,061
Accrued interest payable	—	21,332	8,489	12	—	29,833
Accrued liabilities	829	42,788	4,661	22,992	—	71,270
Taxes other than income tax	125	5,661	2,678	4,991	—	13,455
Income tax payable	—	352	7	2,863	—	3,222
Intercompany payable	506,111	—	—	1,167,223	(1,673,334)	—
Total current liabilities	507,065	434,040	28,407	1,648,701	(1,674,413)	943,800
Long-term debt, less current portion	—	1,424,891	503,180	—	—	1,928,071
Long-term payable to related party	—	8,027	—	6,475	—	14,502
Deferred income tax liability	—	—	—	35,437	—	35,437
Other long-term liabilities	—	29,939	220	64,886	—	95,045
Total partners’ equity	2,879,608	618,923	2,216,759	4,132,188	(6,983,143)	2,864,335
Total liabilities and partners’ equity	$3,386,673	$2,515,820	$2,748,566	$5,887,687	$(8,657,556)	$5,881,190

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Balance Sheets
December 31, 2010
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Assets
Cash and cash equivalents	$53	$107,655	$—	$73,413	$—	$181,121
Receivables, net	—	27,708	10,648	266,885	(3,188)	302,053
Inventories	—	1,776	6,712	405,521	(472)	413,537
Other current assets	—	10,116	1,202	31,478	—	42,796
Intercompany receivable	—	786,658	729,365	—	(1,516,023)	—
Current assets	53	933,913	747,927	777,297	(1,519,683)	939,507
Property, plant and equipment, net	—	1,006,479	614,762	1,566,216	—	3,187,457
Intangible assets, net	—	2,106	—	40,927	—	43,033
Goodwill	—	18,094	170,652	624,524	—	813,270
Investment in wholly owned subsidiaries	3,167,764	159,813	994,249	2,112,355	(6,434,181)	—
Investment in joint venture	—	—	—	69,603	—	69,603
Deferred income tax asset	—	—	—	8,138	—	8,138
Other long-term assets, net	—	267,532	26,329	31,524	—	325,385
Total assets	$3,167,817	$2,387,937	$2,553,919	$5,230,584	$(7,953,864)	$5,386,393
Liabilities and Partners’ Equity
Current portion of long-term debt	$—	$832	$—	$—	$—	$832
Payables	—	28,705	9,559	257,651	(3,188)	292,727
Accrued interest payable	—	21,180	8,490	36	—	29,706
Accrued liabilities	680	18,154	3,973	35,146	—	57,953
Taxes other than income tax	125	4,273	2,587	3,733	—	10,718
Income tax payable	—	1,140	—	153	—	1,293
Intercompany payable	510,812	—	—	1,005,211	(1,516,023)	—
Current liabilities	511,617	74,284	24,609	1,301,930	(1,519,211)	393,229
Long-term debt, less current portion	—	1,589,189	514,270	32,789	—	2,136,248
Long-term payable to related party	—	3,571	—	6,517	—	10,088
Deferred income tax liability	—	—	—	29,565	—	29,565
Other long-term liabilities	—	33,458	228	80,877	—	114,563
Total partners’ equity	2,656,200	687,435	2,014,812	3,778,906	(6,434,653)	2,702,700
Total liabilities and partners’ equity	$3,167,817	$2,387,937	$2,553,919	$5,230,584	$(7,953,864)	$5,386,393

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Revenues	$—	$299,226	$199,569	$6,108,975	$(32,515)	$6,575,255
Costs and expenses	1,663	177,824	142,077	5,972,628	(32,931)	6,261,261
Operating (loss) income	(1,663)	121,402	57,492	136,347	416	313,994
Equity in earnings of subsidiaries	223,125	12,883	108,644	145,218	(489,870)	—
Equity in earnings of joint venture	—	—	—	11,458	—	11,458
Interest expense, net	—	(58,343)	(22,840)	(2,498)	—	(83,681)
Other income (expense), net	—	1,309	1,936	(6,536)	—	(3,291)
Income before income tax expense	221,462	77,251	145,232	283,989	(489,454)	238,480
Income tax expense (benefit)	1	(575)	13	17,440	—	16,879
Net income	221,461	77,826	145,219	266,549	(489,454)	221,601
Less net income attributable to noncontrolling interest	—	—	—	140	—	140
Net income attributable to NuStar Energy L.P.	$221,461	$77,826	$145,219	$266,409	$(489,454)	$221,461

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2010
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Revenues	$—	$294,163	$172,623	$3,959,122	$(22,847)	$4,403,061
Costs and expenses	1,353	189,950	125,495	3,808,276	(24,570)	4,100,504
Operating (loss) income	(1,353)	104,213	47,128	150,846	1,723	302,557
Equity in earnings of subsidiaries	240,343	41,515	120,827	180,242	(582,927)	—
Equity in earnings of joint venture	—	—	—	10,500	—	10,500
Interest income (expense), net	1	(52,486)	(24,353)	(1,442)	—	(78,280)
Other income, net	—	3,163	289	12,482	—	15,934
Income before income tax expense	238,991	96,405	143,891	352,628	(581,204)	250,711
Income tax expense	21	1,303	—	10,417	—	11,741
Net income	$238,970	$95,102	$143,891	$342,211	$(581,204)	$238,970

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2009
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Revenues	$—	$297,929	$153,268	$3,430,521	$(25,847)	$3,855,871
Costs and expenses	2,006	184,330	112,161	3,308,404	(24,346)	3,582,555
Operating (loss) income	(2,006)	113,599	41,107	122,117	(1,501)	273,316
Equity in earnings of subsidiaries	226,881	35,864	91,716	155,481	(509,942)	—
Equity in earnings of joint ventures	—	—	—	9,615	—	9,615
Interest expense, net	—	(51,715)	(24,168)	(3,501)	—	(79,384)
Other income (expense), net	—	23,078	(957)	9,738	—	31,859
Income before income tax expense	224,875	120,826	107,698	293,450	(511,443)	235,406
Income tax expense	—	1,332	—	9,199	—	10,531
Net income	$224,875	$119,494	$107,698	$284,251	$(511,443)	$224,875

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2011
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$377,469	$121,416	$59,109	$(84,135)	$(379,391)	$94,468
Cash flows from investing activities:
Capital expenditures	—	(197,845)	(8,093)	(129,722)	—	(335,660)
Acquisitions	—	(47,817)	—	(52,873)	—	(100,690)
Investment in other long-term assets	—	—	—	(8,990)	—	(8,990)
Proceeds from sale or disposition of assets	—	63	86	1,937	—	2,086
Investment in subsidiaries	(374,628)	—	(56,727)	(56,759)	488,114	—
Net cash used in investing activities	(374,628)	(245,599)	(64,734)	(246,407)	488,114	(443,254)
Cash flows from financing activities:
Debt borrowings	—	949,549	—	—	—	949,549
Debt repayments	—	(801,950)	—	—	—	(801,950)
Issuance of common units, net of issuance costs	317,285	—	—	—	—	317,285
General partner contribution	6,708	—	—	—	—	6,708
Distributions to unitholders and general partner	(322,046)	(322,046)	—	(32)	322,078	(322,046)
Proceeds from termination of interest rate swaps	—	33,433	—	—	—	33,433
Contributions from (distributions to) affiliates	—	260,028	56,727	114,053	(430,808)	—
Net intercompany borrowings (repayments)	(4,702)	(105,944)	(51,102)	161,741	7	—
Other, net	—	4,705	—	(963)	—	3,742
Net cash (used in) provided by financing activities	(2,755)	17,775	5,625	274,799	(108,723)	186,721
Effect of foreign exchange rate changes on cash	—	(1,233)	—	(326)	—	(1,559)
Net increase (decrease) in cash and cash equivalents	86	(107,641)	—	(56,069)	—	(163,624)
Cash and cash equivalents as of the beginning of year	53	107,655	—	73,413	—	181,121
Cash and cash equivalents as of the end of year	$139	$14	$—	$17,344	$—	$17,497

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$302,373	$144,654	$30,740	$189,918	$(305,185)	$362,500
Cash flows from investing activities:
Capital expenditures	—	(109,023)	(14,621)	(146,186)	—	(269,830)
Acquisition	—	—	—	(43,026)	—	(43,026)
Investment in other long-term assets	—	—	—	(3,469)	—	(3,469)
Proceeds from sale or disposition of assets	—	25	34	2,551	—	2,610
Proceeds from insurance recoveries	—	—	—	13,500	—	13,500
Investment in subsidiaries	(245,604)	—	—	(25)	245,629	—
Net cash used in investing activities	(245,604)	(108,998)	(14,587)	(176,655)	245,629	(300,215)
Cash flows from financing activities:
Debt borrowings	—	1,076,406	—	—	—	1,076,406
Debt repayments	—	(1,401,354)	—	—	—	(1,401,354)
Senior note offering, net	—	445,431	—	—	—	445,431
Issuance of common units, net of issuance costs	240,148	—	—	—	—	240,148
General partner contribution	5,078	—	—	—	—	5,078
Distributions to unitholders and general partner	(305,154)	(305,154)	—	(31)	305,185	(305,154)
Contributions from (distributions to) affiliates	—	245,604	—	25	(245,629)	—
Net intercompany borrowings (repayments)	3,159	19,424	(16,133)	(6,450)	—	—
Other, net	—	(3,458)	(20)	(811)	—	(4,289)
Net cash (used in) provided by financing activities	(56,769)	76,899	(16,153)	(7,267)	59,556	56,266
Effect of foreign exchange rate changes on cash	—	(6,502)	—	7,066	—	564
Net increase in cash and cash equivalents	—	106,053	—	13,062	—	119,115
Cash and cash equivalents as of the beginning of year	53	1,602	—	60,351	—	62,006
Cash and cash equivalents as of the end of year	$53	$107,655	$—	$73,413	$—	$181,121

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2009
(Thousands of Dollars)

	NuStar Energy	NuStar Logistics	NuPOP	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$263,017	$103,753	$70,433	$32,302	$(288,923)	$180,582
Cash flows from investing activities:
Capital expenditures	—	(49,800)	(23,734)	(135,022)	—	(208,556)
Investment in other long-term assets	—	—	—	(211)	—	(211)
Proceeds from sale or disposition of assets	—	29,215	108	357	—	29,680
Proceeds from insurance recoveries	—	—	—	11,382	—	11,382
Investment in subsidiaries	(295,178)	—	—	(30)	295,208	—
Net cash used in investing activities	(295,178)	(20,585)	(23,626)	(123,524)	295,208	(167,705)
Cash flows from financing activities:
Debt borrowings	—	1,608,188	—	—	—	1,608,188
Debt repayments	—	(1,641,119)	—	—	—	(1,641,119)
Issuance of common units, net of issuance costs	288,761	—	—	—	—	288,761
General partner contribution	6,155	—	—	—	—	6,155
Distributions to unitholders and general partner	(263,896)	(263,896)	—	(25,027)	288,923	(263,896)
Contributions from (distributions to) affiliates	—	295,178	—	30	(295,208)	—
Net intercompany borrowings (repayments)	1,141	(80,506)	(47,483)	126,848	—	—
Other, net	—	(1,982)	20	1,201	—	(761)
Net cash (used in) provided by financing activities	32,161	(84,137)	(47,463)	103,052	(6,285)	(2,672)
Effect of foreign exchange rate changes on cash	—	2,569	—	3,857	—	6,426
Net increase in cash and cash equivalents	—	1,600	(656)	15,687	—	16,631
Cash and cash equivalents as of the beginning of year	53	2	656	44,664	—	45,375
Cash and cash equivalents as of the end of year	$53	$1,602	$—	$60,351	$—	$62,006

(a)	Non-guarantor subsidiaries are wholly owned by NuStar Energy, NuStar Logistics or NuPOP.

NUSTAR ENERGY L.P. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(Thousands of Dollars, Except Per Unit Data)
2011:
Revenues	$1,234,616	$1,589,184	$1,824,350	$1,927,105	$6,575,255
Operating income	$55,731	$117,351	$92,977	$47,935	$313,994
Net income	$28,516	$92,605	$70,281	$30,199	$221,601
Net income per unit applicable to limited partners	$0.30	$1.27	$0.92	$0.30	$2.78
Cash distributions per unit applicable to limited partners	$1.075	$1.095	$1.095	$1.095	$4.360

2010:
Revenues	$945,529	$1,124,941	$1,138,379	$1,194,212	$4,403,061
Operating income	$39,773	$102,030	$90,290	$70,464	$302,557
Net income	$19,703	$99,422	$68,310	$51,535	$238,970
Net income per unit applicable to limited partners	$0.19	$1.43	$0.90	$0.65	$3.19
Cash distributions per unit applicable to limited partners	$1.065	$1.065	$1.075	$1.075	$4.280

26. SUBSEQUENT EVENTS
On February 2, 2012, NuStar Logistics issued $250.0 million of 4.75% senior notes under our 2010 Shelf Registration Statement. The net proceeds of $247.5 million were used to repay the outstanding principal amount of the 7.75% senior notes due February 15, 2012. In connection with the new 4.75% senior notes, we terminated the related forward-starting interest rate swaps with a payment of $25.4 million.
The interest on the 4.75% senior notes is payable semi-annually in arrears on February 1 and August 1 of each year beginning on August 1, 2012. The notes will mature on February 1, 2022. The 4.75% senior notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of NuStar Logistics and contain restrictions on NuStar Logistics’ ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit NuStar Logistics’ ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions. At the option of NuStar Logistics, the 4.75% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The 4.75% senior notes are fully and unconditionally guaranteed by NuStar Energy and NuPOP.